

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2011

Via U.S. Mail and FAX (610-872-9066)
Mr. Howard Teicher
Chief Executive Officer
Medical Alarm Concepts Holdings, Inc.
5215-C Militia Hill Road
Plymouth Meeting, PA 19462.

Re: Medical Alarm Concepts Holdings, Inc.
Form 10-K for the fiscal year ended June 30, 2010
Filed November 10, 2010
File No 333-153290

Dear Mr. Teicher:

We issued comments to you on the above captioned filing on May 20, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 6, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 6, 2011, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director